Gulf Island Fabrication, Inc.

16225 Park Ten Place, Suite 280

Houston, Texas 77084

November 5, 2013

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington D.C. 20549

Attention: Terence O’Brien

RE:	Gulf Island Fabrication, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 13, 2013
File No. 1-34279

Dear Mr. O’Brien:

On behalf of Gulf Island Fabrication, Inc. (the “Company”), we are submitting this letter in response to the comments received and questions raised by the Commission’s staff (the “Staff”) in your letter dated October 10, 2013. In order to expedite the Staff’s review of our responses, we have numbered and reproduced the full text of the Staff’s comments or question in italics, each of which is followed by the Company’s response.

Form 10-K for the Year Ended December 31, 2012

Backlog, page 10

1.	We have read your response to comment 5 in our letter dated September 11, 2013. Please identify your CODM and your operating segment(s) pursuant to ASC 280-10-50-1. Please clarify for us whether each of your subsidiaries represents an operating segment, and if not, why not.

Response: ASC 280-10-50-1 states that an operating segment is a component of a business (a) that engages in business activities from which it may earn revenues and incur expenses, (b) that has operating results that are regularly reviewed by the entity’s chief operating decision maker (“CODM”) to make decisions about resources to be allocated to the segment and assess its performance and (c) for which discrete financial information is available.

The Company fabricates and constructs steel platforms and other steel structures for customers primarily in the offshore oil and gas and marine industries. The Company manages its earnings and cash flows at the project level and views its business as a single operating segment with no separate operating segments identifiable pursuant to the definition found in ASC 280-10-50-1, and its CODM is Kirk Meche, the Company’s Chief Executive Officer.

Securities and Exchange Commission

November 5, 2013

We bid projects and manage our business at the project level. Earnings and cash flows are managed and assessed at the project level. Customer relations and contractual decisions are made at the project level. All of our fabrication and construction projects are (i) generally subject to the same bid procedures, (ii) accounted for using the same percentage-of-completion accounting method, (iii) similar with respect to the raw materials (i.e. steel) and machinery and equipment used in the fabrication and construction process, (iv) similar with respect to the use of the same craft skills (i.e. welding and shaping of steel structures), and (v) subject to the approval of our CODM as further described below. We attempt to build a 12%-13% profit margin into all of our project bids, regardless of size, scope of work or customer. Variance in profit margin results largely from events or circumstances specific to a particular project, as opposed to project type. Additionally, all of our fabrication and construction projects are performed at one or both of our two locations, in Houma, Louisiana and San Patricio County, Texas, respectively. We perform projects in yards at these locations based on availability of space and equipment without respect to legal entities. Materials are generally ordered for specific projects. Work on major projects can be and is performed in multiple yards. No fixed asset or raw material inventory item is solely dedicated to any specific subsidiary of the Company or project type.

We staff our projects based on tasks involved, with laborers often performing services on behalf of multiple subsidiaries for various project deliverables. Depending on our level of project activity and customer due dates, we may, from time to time, increase or decrease the number of employees on a particular project.

The Company’s CODM evaluates performance and allocates resources based upon projects. Preliminary annual budgets are prepared by certain officers of our subsidiaries with active business operations. These preliminary budgets are subject to the input and approval of our CODM, and are used by our CODM and Board of Directors to establish annual and long-term financial and operating performance goals for the Company as a whole. Performance goals at the subsidiary level are also established by our CODM and Board of Directors for certain of our subsidiaries with active business operations for the sole purpose of establishing compensation benchmarks for certain officers of these subsidiaries.

Capital decisions and allocations and project bidding decisions are made at the Company-wide level with a principal focus on projects. For instance, capital expenditures in a yard are generally based on the needs of a contract, not general capital decisions with regard to a legal subsidiary.

The Company serves as a holding company and conducts all of its operations through its subsidiaries- Gulf Island, L.L.C. (“Gulf Island”), Gulf Marine Fabricators, L.P. (“Gulf Marine”), Gulf Marine Fabricators General Partner, L.L.C. (“GP”), Gulf Marine Fabricators Limited Partner, L.L.C. (“LP”), Gulf Island Marine Fabricators, L.L.C. (“Gulf Island Marine”), Dolphin Services, L.L.C. (“Dolphin Services”), Dolphin Steel Sales, L.L.C. (“Dolphin Steel Sales”), Gulf Island Resources, L.L.C. (“Gulf Island Resources”), Gulf Island MINDOC Company, L.L.C. (“MINDOC”) and Southport, L.L.C. (“Southport”).

Securities and Exchange Commission

November 5, 2013

We perform all of our fabrication projects for offshore drilling and production platforms and other specialized steel structures used in the development of oil and gas reserves through Gulf Island, Gulf Marine and Dolphin Services. Gulf Marine is owned 100% by our two-wholly owned subsidiaries, GP and LP. Other than their respective ownership interest in Gulf Marine, neither GP nor LP own any other assets nor conduct any other business operations. All marine fabrication and construction projects are performed by Gulf Island Marine, with supplementary work performed by Dolphin Services and Gulf Island. Dolphin Steel Sales is primarily responsible for acquiring and providing steel to other of our subsidiaries for use in our fabrication and construction projects. From time to time, Dolphin Steel Sales also sells steel to third parties outside the scope of our fabrication and construction projects. To date, these third parties sales have represented an insignificant portion of our revenue, representing 0.7% and 1.4% of our aggregate revenue for the years ended December 31, 2012 and 2011. Gulf Island Resources is responsible for hiring and staffing skilled laborers for our fabrication and construction projects. We believe the services provided by Dolphin Steel Sales and Gulf Island Resources are ancillary to our fabrication and construction services, with the costs and expenses incurred in the performance of these services factored into the customer bids we submit and contract prices we charge for fabrication and construction contracts. Both Southport and MINDOC are effectively dormant subsidiaries, with neither subsidiary owning any material assets or conducting any business operations.

The Company, from time to time, appoints officers to its subsidiaries. Officers of our subsidiaries do not perform the functions of our CODM, nor do they generally exercise policy-making functions over the Company or any subsidiary. Rather, these officers report directly to the CODM and are generally responsible for managing performance under existing fabrication and construction contracts or portions of contracts to which the subsidiary is a party and handling the day-to-day operations of the subsidiary.

The Company has historically treated Messrs. Blanchard and Smith, President and Chief Executive Officer of Gulf Island and former President and Chief Executive Officer of Gulf Marine, respectively, as executive officers as defined in Rule 3b-7 of the Exchange Act. This determination was based primarily on the fact that in addition to managing some of the Company’s more significant fabrication and construction contracts, such officers worked closely with the Company’s management in its performance of certain policy-making functions, including bid submission procedures and capital resource allocation decisions. As of the date hereof, the Company does not expect to report Messrs. Blanchard and Smith as executive officers in its next Definitive Proxy Statement filed with the Commission, primarily as a result of the significant changes to management within the last twelve months. In December 2012, Kirk Meche was appointed Chief Executive Officer and President of the Company. Mr. Meche previously served as the Company’s Chief Operating Officer since 2009 and has held various positions of operational authority with the Company for over seventeen years. The Company appointed Jeffrey Favret to the position of Chief Financial Officer in May 2013. Mr. Favret has over twenty-five years of combined public accounting and industry experience. In July 2013, the

Securities and Exchange Commission

November 5, 2013

Company appointed Todd Ladd to the position of Vice President of Operations and General Manager. Mr. Ladd has over twenty-five years of experience in the offshore construction and fabrication industry. The Company expects that any policy-making assistance previously provided by Messrs. Blanchard and Smith will be exercised by Messrs. Meche, Favret and Ladd going forward.

* * *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings. The Company acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings. The Company also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance with this filing. If you have any questions or comments, please contact the undersigned at (713) 714-6100. The Company will also be willing to discuss these comments with you at your convenience.

Sincerely,

/s/ Jeffrey M. Favret
Jeffrey M. Favret
Chief Financial Officer